SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 8-A/A

                                (Amendment No.1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      ABIGAIL ADAMS NATIONAL BANCORP, INC.
                      ------------------------------------
             (Exact name of registrant as specified in its charter)



            Delaware                                        52-1508198
 -----------------------------------------------------------------------------
 (State of incorporation or organization) (IRS Employer Identification No.)



1627 K Street, Washington, D.C.                               20006
------------------------------------------------------------------------------
(Address of principal executive offices)                    (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered
         -------------------                ------------------------------

                  None                                  None

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Share Purchase Rights
                          ----------------------------
                                (Title of Class)


Page 1 of 73 total pages                     Exhibit Index appears on page 7




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Item 1. Description of Securities to be Registered
        ------------------------------------------

     On April 12, 1994, the Board of Directors of ABIGAIL ADAMS NATIONAL BANCORP, INC. (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, $10.00 par value (the "Common Shares"), of the Company. The dividend is payable on April 25, 1994 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one Common Share of the Company, at a price of $60.33 per Common Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The First National Bank of Maryland, as Rights Agent (the "Rights Agent").

     Until the earliest to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership or record ownership of 25% or more of the outstanding Common Shares; (b) 10 days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership or record ownership by a person or group of 25 % or more of such outstanding Common Shares; or (c) the date a person or group of affiliated or associated persons is or becomes the beneficial or record owner of 15% or more of the outstanding Common Shares and (i) the actions such person proposes to take are likely to have a material adverse impact on the business or prospects of the Company; (ii) such person intends to cause the Company to repurchase the Common Shares owned by such person; (iii) such person exercises or attempts to exercise a controlling influence over the Company; or (iv) such person transfers all or a portion of such Common Shares in a manner that results in a person owning 9.9% or more of the Common Shares (an "Adverse Person") (the earliest of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

     As of the date of adoption of the Rights Agreement, no Acquiring Person or Adverse Person exists for purposes of the Rights Agreement.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights
                                        2
associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on December 31, 2003 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any Person becomes an Acquiring Person or an Adverse Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person or Adverse Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right, but in no event will the purchase price per share be less than the par value of the Common Shares.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1 % in such Purchase Price. No fractional Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

     At any time prior to the date a Person becomes an Acquiring Person or an Adverse Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.Ol per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date and, provided there is no Acquiring Person or Adverse Person, to extend the period during which the Rights may be redeemed, except that from and after such time as any person becomes an Acquiring Person or an Adverse Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     On April 20, 1995, the Company and the Rights Agent entered into a First Amendment to Rights Agreement (the "First Amendment"). Under the First
Amendment, the terms Acquiring Person and Adverse Person have been amended to exclude from the definition thereof Citibank, Marshall T. Reynolds ("Reynolds") and certain permitted assignees of Reynolds, and any of their Affiliates and Associates, to the extent that any of them would become an Acquiring Person or an Adverse Person by reason of either (i) the execution, delivery or performance of the Stock Purchase Agreement (as hereinafter defined) or (ii) any public announcement by any Person with respect to, or the initiation, conduct or completion of, the Tender Offer (as hereinafter defined). In addition, the First Amendment amends the term Distribution Date, as set forth in Section 3(a) of the Rights Agreement, to provide that a Distribution Date will not occur by reason of any public announcement by any Person with respect to, or by reason of the initiation, conduct or completion of, the Tender Offer. A copy of the First Amendment is attached hereto as Exhibit 4 and is hereby incorporated herein by reference.

     The First Amendment was adopted in anticipation of the entry by Citibank and Marshall T. Reynolds into a stock purchase agreement pursuant to which Reynolds, subject to certain conditions precedent, would agree to purchase from Citibank up to 203,038 of the outstanding Common Shares (the "Stock Purchase Agreement"). In connection therewith, the Company and Reynolds have entered into an agreement, dated as of April 20, 1995 (the "Agreement"), whereby Reynolds has agreed that, if the purchase of the Common Shares from Citibank is completed, he will within 20 business days thereafter make a tender offer to purchase any or all of the outstanding Common Shares not purchased from Citibank (the "Tender Offer"). A copy of the Agreement (which includes as an exhibit thereto a copy of the form of Stock Purchase Agreement) is attached hereto as Exhibit 5 and is hereby incorporated herein by reference.

     As a consequence of the First Amendment, neither the entry into or the performance of the Stock Purchase Agreement by Citibank and Reynolds (and any permitted assignees of Reynolds) nor the announcement, initiation, conduct or completion of the Tender Offer will cause the Rights to become exercisable.


     On April 21, 1995, the day following the adoption and  effectiveness of the
First  Amendment,   Citibank  and  Reynolds  entered  into  the  Stock  Purchase
Agreement.

Item 2. Exhibits

Exhibit No.              Description
-----------              -----------

     1. Rights Agreement, dated as of April 12, 1994, between the Company and The First National Bank of Maryland, as Rights Agent.*

     2. Right Certificate (attached as Exhibit A to Rights Agreement). Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until the Distribution Date as defined therein.*

     3. Summary of Rights to Purchase Common Shares (attached as Exhibit B to Rights Agreement).*

     4. First Amendment to Rights Agreement, dated as of April 20, 1995, between the Company and The First National Bank of Maryland, as Rights Agent.

     5. Agreement, dated as of April 20, 1995, between the Company and Marshall T. Reynolds (attached as Exhibit A to Exhibit 4 of this Form 8- A/A).



-------------------
* previously filed






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












                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                           ABIGAIL ADAMS NATIONAL BANCORP, INC.



Date: April 21, 1995                       By :/s/ Barbara Davis Blum
                                               ----------------------
                                               Barbara Davis Blum
                                               Chairwoman, President
                                               Chief Executive Officer


















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



                                  EXHIBIT INDEX
                                                               Page at Which
                                                               Exhibit Appears
                                                               in Sequentially
Exhibit No.         Description                                Numbered Copy
-----------         -----------                                -------------

     4.        First  Amendment  to  Rights  Agreement,
               dated as of April 20, 1995,  between the
               Company and The First  National  Bank of
               Maryland, as Rights Agent                              8


























                                       7